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                                                                   EXHIBIT 20.1

NEWS FROM
                    [ACME METALS INCORPORATED LETTERHEAD]


FOR IMMEDIATE RELEASE                          For further information contact:
September 25, 1996                             James W. Hoekwater
                                               Treasurer
                                               Acme Metals Incorporated
                                               (708) 849-2500



                ACME METALS SELLS $8.5 MILLION TAX-EXEMPT BONDS

   Riverdale, IL, September 25, 1996--Acme Metals Incorporated today announced it has sold $8,585,000 of tax-exempt bonds. The Environmental Improvement Revenue bonds were issued by the Village of Riverdale with a coupon rate and an effective yield of 7.90%. The bonds mature April 1, 2024.

   The net proceeds of the bonds will reimburse the Company for funds expended for the acquisition, construction and installation of solid waste disposal facilities which are part of the Modernization and Expansion Project currently under construction at the Company's Acme Steel Company plant in Riverdale, a Chicago suburb. The bonds are secured by the Company's pledge of loan payments and an interest in the solid waste disposal facilities.

   The Modernization and Expansion Project consists of a continuous thin slab caster and seven stand hot strip mill which will be the world's first complex to produce MiniGratedTM steel, combining mini-mill efficiencies with Acme's traditional high quality liquid steel. This state-of-the-art technology will result in higher quality steels for customers, create opportunities to expand Acme's share of present markets as well as enter new markets, and






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   ideally position Acme for enhanced long-term growth and profitability as a low cost, superior quality North American steel producer.

   The Company also announced that its 12 1/2% Senior Secured Notes due 2002 and 13 1/2% Senior Secured Discount Notes due 2004 previously issued as part of the financing for the Modernization and Expansion Project have been certified by the New York Stock Exchange. It is expected that the bonds will commence trading on the Exchange September 27, 1996.

   Acme Metals Incorporated, through its operating subsidiaries, is a fully integrated producer of steel, steel strapping and strapping products, welded steel tube, and auto and light truck jacks. Its common stock is traded on the New York Stock Exchange under the symbol AMI and on the Toronto Stock Exchange under the symbol AMK.